UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42819

SAYONA MINING LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Sayona Mining Limited (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit

No.	Description
99.1	Appendix 4E – Preliminary Final Report of the Registrant for the year ended 30 June 2025, as filed by the Registrant with the Australian Securities Exchange on August 29, 2025.
99.2	Appendix G – Key to Disclosures Corporate Governance Council Principles and Recommendations of the Registrant as at 28 August 2025, and Corporate Governance Statement of the Registrant, each as filed by the Registrant with the Australian Securities Exchange on August 29, 2025.
99.3	Annual Report of the Registrant for the year ended 30 June 2025, as filed by the Registrant with the Australian Securities Exchange on August 29, 2025.
99.4	FY25 Full Year Results Presentation, as filed by the Registrant with the Australian Securities Exchange on August 29, 2025.
99.5	FY25 Full Year Results Announcement, as filed by the Registrant with the Australian Securities Exchange on August 29, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: September 2, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel